UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 6, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE 3RD QTR2023

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

This was a quarter once again marked by solid performances on financial, operational and commercial fronts. On the financial side, we recorded robust advances in the top line, EBITDA and net income, as well as strong operating cash generation. In terms of infrastructure, TIM maintains its leadership in mobile coverage, with recognition from important specialized vehicles. And on the commercial front, we continue our path of innovation, aiming to bring a differentiated experience to our customers with new and pioneering initiatives in the telecom market.

2023 THIRD QUARTER HIGHLIGHTS

FINANCIAL

FOCUS ON VALUE CREATION AND TRANSFORMATION OF REVENUE IN CASH

- Net Revenue Growth: +7.9% YoY in 3Q23;
- Consistency on the main fronts: Mobile Service Revenue up by 7.7% YoY and TIM UltraFibra Revenue up by 9.7% YoY in 3Q23;
- Industry's highest Mobile ARPU: total ARPU of R$30.2 (+21.1% YoY) in 3Q23, once again reaching the highest ARPUs ever recorded in both Postpaid ex-M2M (R$52.9; +24.7% YoY) and Prepaid (R$15.0; +17.1% YoY);
- Robust Normalized EBITDA (+11.6% YoY) in 3Q23, with Normalized EBITDA Margin in high levels (49.7%) and solid profitability (Normalized Net Income expanding by 53.0% YoY);
- Highest Operating Cash Flow Margin in the sector at 23.1% in 3Q23, with further significant growth in Normalized EBITDA-AL* - Capex of 50.9% YoY.

INFRASTRUCTURE

CONSOLIDATING LEADERSHIP IN MOBILE COVERAGE AND EXPANDING FIBER

- The widest and best mobile network in Brazil: 5G network with more than 7k sites and with the 4G network reaching 5,500 cities;
- Global recognition by OpenSignal**: present among the operators considered as "Global Leaders" and "Global Rising Stars" in 5G;
- Strategic expansion of TIM UltraFibra's coverage: presence in almost 10.4 million homes passed, with an increase of 34.6% YoY of the FTTH customer base.

+12.1% Normalized Net Revenue YoY advance in 9M23

+16.8% Normalized EBITDA YoY evolution in 9M23

48.5% Normalized EBITDA Margin in 9M23

+65.2% Normalized EBITDA-AL* - Capex YoY growth in 9M23

18.0% Normalized EBITDA-AL* - Capex over Normalized Net Revenue in 9M23

18.3% Capex over Normalized Net Revenue in 9M23

+49.3% Normalized Net Income YoY increase in 9M23

R$945 mln of IoC announced in 9M23

TIM BRASIL INVESTOR DAY 2023

November 7th, 2023, at:

2 p.m. (BRT) / 12 p.m. (US EST)

Click here to register

* Normalized EBITDA-AL excluding the impacts of the fines related to the process of decommissioning of the sites acquired from Oi Mobile;
** Report "5G Global Mobile Network Experience Awards 2023" published by OpenSignal (click here).

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
FINANCIAL (R$ million)								
Normalized* Net Revenues	**6,055**	**5,611**	**7.9%**	**5,863**	**3.3%**	**17,600**	**15,706**	**12.1%**
Services Revenues	5,875	5,465	7.5%	5,695	3.1%	17,077	15,250	12.0%
Mobile Service	5,550	5,154	7.7%	5,372	3.3%	16,115	14,339	12.4%
Fixed Service	325	311	4.5%	323	0.6%	962	911	5.6%
Normalized* Operating Expenses	(3,045)	(2,914)	4.5%	(2,949)	3.2%	(9,063)	(8,400)	7.9%
Normalized* EBITDA	**3,011**	**2,697**	**11.6%**	**2,914**	**3.3%**	**8,536**	**7,306**	**16.8%**
Normalized* EBITDA Margin	**49.7%**	**48.1%**	**1.7p.p.**	**49.7%**	**-**	**48.5%**	**46.5%**	**2.0p.p.**
Normalized* Net Income	724	473	53.0%	638	13.4%	1,798	1,205	49.3%
Capex	998	978	2.1%	926	7.8%	3,212	3,355	-4.3%
Normalized* EBITDA-AL - Capex	1,401	928	50.9%	1,240	12.9%	3,173	1,920	65.2%
OPERATIONAL								
Mobile Customer Base ('000)	**61,254**	**68,796**	**-11.0%**	**61,225**	**0.1%**	**61,254**	**68,796**	**-11.0%**
Prepaid	34,078	39,136	-12.9%	34,639	-1.6%	34,078	39,136	-12.9%
Postpaid	27,176	29,659	-8.4%	26,586	2.2%	27,176	29,659	-8.4%
TIM UltraFibra Customer Base ('000)	**791**	**708**	**11.6%**	**761**	**3.9%**	**791**	**708**	**11.6%**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22). Normalized EBITDA-AL excluding the impact of the fines related to the decommissioning of sites (+R$98.3 million in 3Q23 and +R$57.0 million in 2Q23).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

AGREEMENT REGARDING THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI'S MOBILE ASSETS

On October 4, 2023, through a Material Fact, TIM S.A. informed its shareholders and the market in general that the Arbitration Court approved an agreement in relation to the Post-Closing Adjustment, entered into between TIM S.A., Telefônica Brasil S.A. and Claro S.A., and otherwise, Oi S.A. – In Judicial Recovery ("Seller") ("Agreement"), as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price for the UPI Mobile Assets portion attributed to the Company, considering the Post-Closing Adjustment negotiated in the Agreement, was R$6.68 billion, taking as reference the closing date ("TIM Adjusted Final Price").

Taking into account the TIM Adjusted Final Price, the Company redeemed a portion corresponding to half of the amount that had been deposited in court and subsequently transferred to the Arbitration Court (equivalent to approximately R$317 million on the closing date, updated by 100% variation of the CDI index until the judicial deposit and also with interest and/or monetary update, applicable until the date of the respective redemption), and the remaining amount was withdrawn by the Seller as part of the purchase price of the UPI Mobile Assets attributed to the Company.

PAYMENT OF INTEREST ON SHAREHOLDERS' CAPITAL

On September 18, 2023, the Board of Directors ("BoD") of TIM S.A. approved the distribution of R$425 million as Interest on Capital ("IoC"), considering September 21, 2023, as the date for identifying shareholders entitled to receive such values. The payment was made on October 23, 2023.



FINANCIAL PERFORMANCE

OPERATING REVENUE

- ***ROBUST NET REVENUE GROWTH DRIVEN BY THE PERFORMANCE OF THE MOBILE SEGMENT***

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Reported Net Revenues	6,055	5,611	7.9%	5,863	3.3%	17,559	15,706	11.8%
Normalized* Net Revenues	6,055	5,611	7.9%	5,863	3.3%	17,600	15,706	12.1%
Services Revenues	5,875	5,465	7.5%	5,695	3.1%	17,077	15,250	12.0%
Mobile Service	5,550	5,154	7.7%	5,372	3.3%	16,115	14,339	12.4%
Client Generated	5,144	4,746	8.4%	4,978	3.3%	14,943	13,133	13.8%
Interconnection	105	116	-9.0%	108	-2.6%	324	337	-3.8%
Customer Platform	54	50	9.3%	36	48.9%	122	137	-11.0%
Others	246	243	1.2%	250	-1.5%	725	732	-1.0%
Fixed Service	325	311	4.5%	323	0.6%	962	911	5.6%
of which TIM UltraFibra	221	201	9.7%	217	1.7%	647	590	9.7%
Product Revenues	181	146	23.5%	168	7.6%	522	456	14.5%

* Net Revenue normalized due to the temporary effect from the inefficiency of PIS/COFINS, as a result of a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

In 3Q23, Normalized Net Revenue grew by 7.9% YoY, totaling R$6,055 million. This result was once again driven by the positive performance recorded in the main lines: (i) Mobile Service Revenue (+7.7% YoY), due to the solid performance in all segments; (ii) Broadband revenue from TIM UltraFibra (+9.7% YoY); and (iii) Product Revenue (+23.5% YoY), which had a strong performance in the annual comparison due to the increase in sales and the average price of handsets, resulting from the Apple One and Fathers' Day campaigns. **In 9M23, Normalized Net Revenue increased by 12.1% YoY** supported by similar dynamics and by the increase in revenues coming from the customers migrated from Oi during the acquisition process.


Net Revenue with growth in the main business lines
Normalized Net Revenue
(R$ mln; % YoY)
7.9%
5,611
398
5
-7
14
34
6,055
Mobile 7.7%
4.5%
23.5%
3Q22
Client Generated
Customer Platform
ITX and Others
Fixed
Products
3Q23

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (MSR) totaled R$5,550 million in 3Q23, corresponding to an increase of 7.7% YoY, mainly due to the performance of Postpaid Revenue, also backed by the volume to value dynamics of this segment. **Normalized Mobile ARPU (average monthly revenue per user) had a strong 21.1% YoY growth, reaching R$30.2 in the quarter**, demonstrating that this indicator evolved in line with the Company's strategy to increase the monetization of its customer base. **In 9M23, Normalized MSR increased by 12.4% YoY.**

Below is a performance breakdown of each mobile customer profile in 3Q23:

(i) **Prepaid Revenue increased by 2.9% YoY in 3Q23, and Prepaid ARPU reached R$15.0 (+17.1% YoY).** This growth was due to the increase in average customer spending, reflecting the Company's strategy to monetize its customer base by offering higher value service packages. **In 9M23, Prepaid Revenue increased by 12.9% YoY.**

(ii) **Postpaid Revenue increased by 9.5% YoY in 3Q23,** with **Postpaid ARPU reaching R$43.7 (+21.4% YoY) and Postpaid ex-M2M ARPU of R$52.9 (+24.7% YoY)**. This performance is explained by the following factors: (i) the annual price adjustment applied to a relevant portion of the postpaid customer base, impacting the Control plans as of April and other Postpaid plans as of May; and (ii) the Company's successful management of its customer base, reducing churn rates and carrying out the migration process to plans with higher values. **In 9M23, Postpaid Revenue increased by 13.4% YoY.**


ARPU with a robust performance
Normalized Mobile ARPU
(R$ /Mo; %YoY)
21.1%
24.9
30.2
3Q22
3Q23
Postpaid ex-M2M ARPU
(R$ /Mo; %YoY)
24.7%
42.4
52.9
3Q22
3Q23
Prepaid ARPU
(R$ /Mo; %YoY)
17.1%
12.8
15.0
3Q22
3Q23

Interconnection Revenue (ITX) dropped by 9.0% YoY in 3Q23, due to the lower incoming traffic in the annual comparison. The effect of MTR on Net Service Revenue was 1.5% in the quarter. In 9M23, this line fell by 3.8% YoY.

Customer Platform Revenue totaled R$54 million in 3Q23, increasing by 9.3% YoY, due to the performances of the Digital Security and Mobile Advertising fronts. In 9M23, this line reached R$122 million.

The Other Normalized Revenues[1] line increased by 1.2% YoY in 3Q23. In 9M23, this line fell by 1.0% YoY, mainly due to the acquisition of Oi's mobile assets, which partially affected the ran sharing agreements with the telco.

[1] The Other Revenues line had a non-recurring impact of +R$41.0 million in 1Q23, referring to the temporary effect of the inefficiency of PIS/COFINS, arising from the contract signed between TIM S.A. and Cozani, which was extinguished with the merger Cozani.

Breakdown of the Fixed Segment (net of taxes and deductions):



TIM UltraFibra Revenue
(R$ mln; %YoY)
9.7%
201
221
3Q22
3Q23
TIM UltraFibra maintains solid growth in the quarter

In 3Q23, Fixed Service Revenue amounted to R$325 million, up by 4.5% YoY. In 9M23, Fixed Service Revenue grew by 5.6% YoY.

TIM UltraFibra, the main line for the fixed segment, grew by 9.7% YoY in 3Q23, reaching an ARPU of R$93.5 (+0.8% YoY). This performance is due to the Company's focus on strengthening and expanding the FTTH ("Fiber-to-the-Home"), reflecting: (i) the increase in the FTTH base by 34.6% YoY; (ii) a greater penetration in plans with higher speed and higher added value – **84% of the customer base have plans with speeds equal to or higher than 150 Mbps in 3Q23**; and (iii) a higher number of cities covered by TIM UltraFibra, which more than doubled in the annual comparison. **In 9M23, TIM UltraFibra's revenue increased by 9.7% YoY.**

OPERATING COSTS AND EXPENSES

EXPENSES GREW BELOW INFLATION IN THE PERIOD

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Reported Operating Expenses	(3,056)	(2,953)	3.5%	(2,967)	3.0%	**(9,088)**	(8,510)	6.8%
Normalized* Operating Expenses	**(3,045)**	**(2,914)**	4.5%	**(2,949)**	3.2%	**(9,063)**	**(8,400)**	7.9%
Personnel	(340)	(312)	8.9%	(337)	0.9%	(1,012)	(910)	11.2%
Selling and Marketing	(970)	(1,053)	-7.9%	(933)	3.9%	(2,936)	(2,902)	1.2%
Network & Interconnection	(1,008)	(891)	13.0%	(1,016)	-0.8%	(2,990)	(2,727)	9.6%
General & Administrative	(215)	(223)	-3.3%	(201)	7.2%	(661)	(608)	8.7%
Cost Of Goods Sold (COGS)	(254)	(200)	27.1%	(238)	6.8%	(723)	(607)	19.1%
Bad Debt	(161)	(173)	-6.8%	(146)	10.5%	(467)	(470)	-0.7%
Other operational revenues (expenses)	(96)	(61)	56.8%	(78)	23.6%	(273)	(176)	55.6%
Normalized* Operating Expenses Ex-COGS	(2,790)	(2,714)	2.8%	(2,711)	2.9%	(8,341)	(7,794)	7.0%

* Operating Costs normalized by: expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$2.1 million in 3Q23, +R$16.3 million in 2Q23, +R$12.5 million in 1Q23 and +R$15.4 million in 3Q22), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 3Q23, +R$1.1 million in 2Q23, +R$8.6 million in 3Q22, +R$50.3 million in 2Q22, and +R$8.4 million in 1Q22), payroll expenses related to the acquisition of Oi's mobile assets (+R$8.4 million in 3Q23 and +R$11.8 million in 1Q22) and expenses with the price adjustment from the sale of control of I-Systems (+R$14.6 million in 3Q22).

Normalized Operating Costs and Expenses totaled R$3,045 million in 3Q23, up by 4.5% YoY, growing below inflation in the period. The performance achieved in the quarter reflects the Company's efficient execution in controlling costs. **In 9M23, Normalized Operating Costs and Expenses increased by 7.9% YoY**, mainly affected by: (i) higher interconnection expenses, especially those related to international roaming service and to content providers due to the improvement of the offers portfolio; and (ii) higher costs with goods sold, due to greater product diversification and the sale of devices with a higher acquisition cost.

Reported Operating Costs and Expenses reached R$3,056 million in 3Q23, up by 3.5% YoY, due to the same factors previously mentioned, in addition to the impacts from non-recurring operating items, as described in the Operating Costs and Expenses table above. In 9M23, Reported Operating Costs and Expenses increased by 6.8% YoY.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel[2] Costs increased by 8.9% YoY in 3Q23. This result was due to: (i) annual readjustment of salaries, benefits and incentives; and (ii) provision for expenses related to employee profit-sharing in the Company's results. **In 9M23, this cost line increased by 11.2% YoY.**

The Commercialization and Advertising line fell by 7.9% YoY in 3Q23. This result was due to: (i) a reduction in Fistel expenses due to a smaller customer base – given that the clean-up of Oi's customer base was carried out in 4Q22; and (ii) a smaller comparative base in the quarter, since the impact of the

[2] The Personnel costs line had a non-recurring impact of +R$8.4 million in 3Q23 and +R$11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

TSA[3] was still reflected in 3Q22. **In 9M23, this expense line increased by 1.2% YoY,** also impacted by higher advertising expenses and temporary costs related to the acquisition of Oi Mobile, partially offset by the recognition of Fistel credits in 2Q23.

Normalized Network and Interconnection[4] grew by 13.0% YoY in 3Q23, mainly due to: (i) increase in expenses related to roaming services, reflecting the higher traffic volume – partially due to the good performance of TIM *Viagem* packages after the reformulation of the international roaming portfolio; and (ii) higher costs related to infrastructure sharing contracts. **In 9M23, this cost line increased by 9.6% YoY.**

Normalized General and Administrative Expenses (G&A)[5] fell by 3.3% YoY in 3Q23, basically explained by lower expenses related to specialized professional services hired. **In 9M23, this expense line increased by 8.7% YoY**, also impacted by the migration project of TIM's IT infrastructure to the cloud ("Journey to Cloud") and the hiring of specialized consultants for strategic projects in 1Q23.

Cost of Goods Sold (COGS) increased by 27.1% YoY in 3Q23, in line with the growth of the Company's revenue and following the sales dynamics of handsets at a higher average cost. **In 9M23, this cost line grew by 19.1% YoY.**

Provisions for Doubtful Accounts (Bad Debt) fell by 6.8% YoY in 3Q23, with the Bad Debt over Gross Revenue ratio dropping to 1.9% (compared to 2.3% in 3Q22). This result shows the Company's successful efforts in improving the quality of its customer acquisition and strengthening the collection and recovery processes of overdue amounts. **In 9M23, this line fell by 0.7% YoY.**

Other Normalized Operating (Income) Expenses[6] increased by 56.8% in 3Q23, mainly due to higher expenses with provisions for tax and civil contingencies (Note 24 of the Financial Statements). **In 9M23, this cost line was up by 55.6% YoY.**

[3] The Temporary Service Agreement ("TSA") was a temporary contract that provided management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA had a term of 12 months and expired at the end of April 2023.

[4] The Network and Interconnection line had a non-recurring impact of +R$2.1 million in 3Q23, +R$16.3 million in 2Q23, +R$12.5 million in 1Q23 and +R$15.4 million in 3Q22, referring to expenses with consulting services within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[5] The G&A expenses line was impacted by non-recurring items, in the amount of +R$1.1 million in 3Q23, +R$1.1 million in 2Q23, +R$8.6 million in 3Q22, +R$50.3 million in 2Q22, and +R$8.4 million in 1Q22, referring to expenses with specialized legal and administrative services for theproject of acquisition of Oi's assets.

[6] The Other Operating Expenses (Revenues) line had a non-recurring impact of +R$886k in 1Q23, referring to expenses with FUST/FUNTEL, and +R$14.6 million in 3Q22, referring to the price adjustment for the sale of control of I-Systems.

FROM EBITDA TO NET INCOME

DOUBLE-DIGITAL GROWTH IN EBITDA SUSTAINED BY ORGANIC REVENUE PERFORMANCE AND EFFICIENCY IN COST CONTROL

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**3,011**	**2,697**	**11.6%**	**2,914**	**3.3%**	**8,536**	**7,306**	**16.8%**
Normalized* EBITDA Margin	49.7%	48.1%	1.7p.p.	49.7%	-	48.5%	46.5%	2.0p.p.
Depreciation & Amortization	**(1,755)**	**(1,880)**	**-6.6%**	**(1,835)**	**-4.3%**	**(5,367)**	**(4,969)**	**8.0%**
Depreciation	(1,277)	(1,394)	-8.4%	(1,364)	-6.4%	(3,934)	(3,607)	9.1%
Amortization	(478)	(487)	-1.7%	(471)	1.6%	(1,433)	(1,362)	5.2%
Equity in Earnings	**(25)**	**(16)**	**52.0%**	**(23)**	**7.2%**	**(66)**	**(39)**	**70.3%**
Normalized* EBIT	**1,230**	**800**	**53.7%**	**1,056**	**16.5%**	**3,103**	**2,298**	**35.0%**
Normalized* EBIT Margin	20.3%	14.3%	6.1p.p.	18.0%	2.3p.p.	17.6%	14.6%	3.0p.p.
Net Financial Results	**(406)**	**(402)**	**1.1%**	**(426)**	**-4.6%**	**(1,055)**	**(1,089)**	**-3.1%**
Financial expenses	(674)	(667)	1.1%	(741)	-9.1%	(2,011)	(2,091)	-3.8%
Financial income	262	260	0.7%	316	-17.3%	953	992	-3.9%
Net exchange variation	6	5	17.7%	(1)	n.a.	3	10	-73.8%
Normalized* EBT	**824**	**398**	**106.8%**	**630**	**30.7%**	**2,047**	**1,209**	**69.3%**
Normalized* Income tax and social contribution	(100)	75	n.a.	8	n.a.	(249)	(5)	5330.9%
Normalized* Net Income	**724**	**473**	**53.0%**	**638**	**13.4%**	**1,798**	**1,205**	**49.3%**
Total Normalized Items	(8)	(25)	-69.9%	(11)	-33.2%	(43)	(72)	-39.9%
Reported (R$ million)								
Reported EBITDA	**2,999**	**2,658**	**12.8%**	**2,896**	**3.5%**	**8,471**	**7,197**	**17.7%**
Reported EBITDA Margin	49.5%	47.4%	2.1p.p.	49.4%	0.1p.p.	48.2%	45.8%	2.4p.p.
Reported EBIT	**1,219**	**762**	**60.0%**	**1,039**	**17.3%**	**3,037**	**2,189**	**38.7%**
EBIT Margin	20.1%	13.6%	6.6p.p.	17.7%	2.4p.p.	17.3%	13.9%	3.4p.p.
Net Financial Results	**(406)**	**(402)**	**1.1%**	**(426)**	**-4.6%**	**(1,055)**	**(1,089)**	**-3.1%**
Income before taxes	**813**	**360**	**125.8%**	**613**	**32.5%**	**1,982**	**1,100**	**80.1%**
Income tax and social contribution	(97)	88	n.a.	13	n.a.	(227)	33	n.a.
Reported Net Income	**716**	**448**	**59.9%**	**626**	**14.3%**	**1,755**	**1,133**	**55.0%**

* Normalized EBITDA according to the items described in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22, and +R$20.3 million in 1Q22) sections. Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$3,011 million in 3Q23, up by 11.6% YoY, due to the combination of positive Service Revenue performance and ongoing cost control. **Normalized EBITDA Margin maintained the historical level recorded in 2Q23, preserving a rate of 49.7% in 3Q23,** increasing by 1.7 p.p. vs. 3Q22. **In 9M23, Normalized EBITDA grew by 16.8% YoY, with a Margin of 48.5% (+2.0 p.p. YoY).**

[7] EBITDA is normalized according to the items described in the "Operating Revenue" and "Operating Costs and Expenses" sections.



Solid operational performance drives EBTIDA growth
Normalized EBITDA and Margin
(R$ mln; %YoY)
11.6%
2,697
3,011
3Q22
3Q23
48.1%
49.7%
EBITDA Margin

Considering the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")**[8] **(excluding impacts from fines related to the site decommissioning process**[9]**) increased by 25.9% YoY in 3Q23, totaling R$2,399 million. In 9M23, Normalized EBITDA-AL increased by 21.0% YoY.**



Normalized EBITDA-AL
(R$ mln)
1,906
314
179
2,399
-98
2,301
3Q22
Δ Normalized EBITDA
Δ Leases
3Q23
Decommissioning Fines
3Q23 After Fines
Financial impacts from decommissioning continue to be absorbed

[8] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites acquired from Oi Mobile.

[9] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM is already present.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	3Q23	3Q22	%YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Depreciation	(1,277)	(1,394)	-8.4%	(1,364)	-6.4%	(3,934)	(3,607)	9.1%
of which Depreciation of Leases	(562)	(612)	-8.2%	(598)	-6.0%	(1,787)	(1,458)	22.6%
Amortization	(478)	(487)	-1.7%	(471)	1.6%	(1,433)	(1,362)	5.2%
Total D&A	**(1,755)**	**(1,880)**	**-6.6%**	**(1,835)**	**-4.3%**	**(5,367)**	**(4,969)**	**8.0%**

Depreciation and Amortization fell by 6.6% YoY in 3Q23, reversing the growth trend recorded since the incorporation of Oi Mobile in 2Q22. This result is explained by: (i) a lower depreciation of network infrastructure and equipment, due to the adjustment of the useful life of the assets acquired from Oi, and a reduction in the depreciation of rights of use of IFRS 16 leases; and (ii) a lower amount of software amortization. It is worth mentioning that, after the period in which the comparative basis was largely impacted due to the acquisition of Oi's mobile assets, the D&A line returned to a normal level in this quarter. **In 9M23, Depreciation and Amortization increased by 8.0% YoY.**

Normalized EBIT grew by 53.7% YoY in 3Q23, reflecting the consistent EBITDA performance. **In 9M23, Normalized EBIT increased by 35.0% YoY.**

NET FINANCIAL RESULT

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Cash Items	**(431)**	**(486)**	**-11.3%**	**(517)**	**-16.5%**	**(1,505)**	**(1,216)**	**23.7%**
Financial Debt Interest (Net of Derivatives)	(152)	(151)	0.5%	(161)	-5.5%	(456)	(363)	25.6%
Interest related to Cash & Cash Equivalents	114	98	16.7%	103	11.3%	340	416	-18.1%
Net Leases Interest	(211)	(360)	-41.4%	(334)	-36.9%	(896)	(936)	-4.3%
Auction Spectrum Monetary Adjustment & Interest	(29)	(13)	125.8%	(10)	184.5%	(65)	(116)	-44.4%
Others	(154)	(60)	156.8%	(114)	34.7%	(428)	(217)	97.7%
Non-Cash Items	**25**	**84**	**-70.5%**	**91**	**-72.6%**	**449**	**127**	**252.5%**
Interest Capitalized from Licenses	-	80	n.a.	25	n.a.	98	145	-32.4%
Mark-to-market from Derivative	5	(35)	n.a.	66	-92.0%	125	(135)	n.a.
C6 Mark-to-market	20	39	-50.0%	-	n.a.	39	118	-66.7%
Others	-	-	n.a.	-	n.a.	187	-	n.a.
Net Financial Result	**(406)**	**(402)**	**1.1%**	**(426)**	**-4.6%**	**(1,055)**	**(1,089)**	**-3.1%**

Net Financial Result was negative by R$406 million in the quarter, a slight deterioration of R$4 million vs. 3Q22. This result was mainly due to: (i) the end of capitalization of interest from licenses in the period; (ii) offset by a positive impact from a lower volume of interest on leases (benefited by the decommissioning of sites). **In 9M23, this line improved by 3.1% YoY.**

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[10] view, totaled -R$100 million in 3Q23, compared to +R$75 million in 3Q22, corresponding to an **effective tax rate of -12.2% in 3Q23** compared to +18.7% in the same period of 2022. The increase in expenses was mainly due to a significantly higher earnings before taxes, in addition to a small reduction in the distribution of Interest on Capital in the quarter compared to the same period of the previous year. In the Reported view, IR/CSLL totaled -R$97 million in 3Q23, compared to +R$88 million in 3Q22, deteriorating due to the same reasons already mentioned.

NET INCOME

Normalized[11] Net Income totaled R$724 million in 3Q23, increasing by 53.0% YoY vs. 3Q22 and maintaining the expansion pace recorded during 2023. Thus, Normalized Earnings per Share (EPS) reached R$0.30 in the quarter, compared to R$0.20 in 3Q22. **In 9M23, Normalized Net Income increased by 49.3% YoY.**

CAPEX

DESCRIPTION	3Q23	3Q22	%YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Network*	710	787	-9.8%	646	10.0%	2,242	2,451	-8.5%
IT & Others*	288	190	51.4%	280	2.9%	970	904	7.3%
Total Capex	**998**	**978**	**2.1%**	**926**	**7.8%**	**3,212**	**3,355**	**-4.3%**
Total Capex/Net Revenue	**16.5%**	**17.4%**	**-0.9p.p.**	**15.8%**	**0.7p.p.**	**18.3%**	**21.4%**	**-3.1p.p.**

* The breakdown between the values of "Network" and "IT and Others" in 2023 was adjusted after the Company changed the methodology for its recognition, according to the Company's criteria.

Capex totaled R$998 million in 3Q23, increasing by 2.1% YoY, due to higher investments allocated to the "IT & Others" line due to the Company's infrastructure projects. As a result, the **Total Capex over Normalized Net Revenue ratio was 16.5% in 3Q23**, compared to 17.4% in 3Q22 (declining by 0.9 p.p. YoY). **In 9M23, Capex fell by 4.3% YoY.**

Normalized EBITDA (-) Capex totaled R$2,012 million in 3Q23, increasing by 17.0% YoY. **When returning the effects from leases, Normalized[12] EBITDA-AL (-) Capex totaled R$1,401 million, an increase of 50.9% YoY in the quarter.** Both results were possible due to the solid EBITDA growth. As a result, the **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 23.1% in the period.**

[10] The Income Tax and Social Contribution line was impacted by a non-recurring amount of -R$8.2 million in 1Q23, referring to tax credits related to the intercompany contract with Cozani, and by -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$13.1 million in 3Q22 - R$17.1 million in 2Q22 and -R$6.9 million in 1Q22, referring to other tax effects.
[11] Net Income normalized according to items in the "From EBITDA to Net Income" section.
[12] EBITDA-AL normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites acquired from Oi Mobile.

CASH FLOW

DESCRIPTION	3Q23	3Q22	%YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Reported EBITDA	2,999	2,658	12.8%	2,896	3.5%	8,471	7,197	17.7%
Capex	(998)	(978)	2.1%	(926)	7.8%	(3,212)	(3,355)	-4.3%
Reported EBITDA - Capex	**2,001**	**1,681**	**19.0%**	**1,971**	**1.5%**	**5,258**	**3,842**	**36.9%**
Δ Working Capital and Income Tax	276	745	-62.9%	(625)	n.a.	(1,039)	(1,651)	-37.0%
of which Spectrum Auction Payment	-	-	n.a.	(134)	n.a.	(134)	(2,361)	-94.3%
Leases Payment	(822)	(806)	2.0%	(817)	0.6%	(2,445)	(2,070)	18.2%
of which Penalities	(98)	-	n.a.	(57)	72.5%	(155)	-	n.a.
Operating Free Cash Flow	**1,455**	**1,620**	**-10.2%**	**529**	**175.0%**	**1,774**	**121**	**1360.4%**

At the end of the period, total net cash generation, excluding dividend payments, increased approximately 76% YoY and after the payment of dividends (in the total amount of R$2,055 million) the growth was approximately 20% YoY, with the main driver being the strong expansion of Normalized EBITDA-AL (-) Capex. The Company's Operating Cash Flow continues to be impacted by temporary elements in Working Capital, which returned to the positive side this quarter, as those related to the decommissioning of sites and impacts related to balance sheet adjustments with no impact on total cash flow.

The Company expects that, as these effects dissipate, Operating Cash Flow will expand again.

It is worth noting that the entire payment of the TFF rate of 2023 (R$530 million), which is a component of the Fistel tax, continues suspended, as well as the amounts for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million and R$104 million, referring to TIM S.A. and Cozani, respectively), and no payment date has been established, therefore benefiting our Working Capital dynamics. Additionally, until December 31, 2022, a total of R$215.6 million was recognized as late payment charges on the Fistel (TFF) amounts, relating to the fiscal years of 2020, 2021 and 2022, of which R$52.6 million was recorded in 2021 and R$163 million in 2022. In 2023, a total of R$178 million was recognized as late payment charges on the Fistel (TFF) amounts for the fiscal years of 2020, 2021, 2022, and 2023, updated as of the end of September (Note 22 of the Financial Statements).

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25	72	55	127
Scotia	USD	1.4748% to 3.2300% p.a.	04/24	1,516	-	1,516
BNP Paribas	BRL	7.0907% p.a.	01/22 to 01/24	506	-	506
Debentures	BRL	IPCA + 4.1682% p.a.	06/28	18	1,845	1,863
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	3	389	392
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	113	103	215
BNB	BRL	IPCA + 1.2228% to 1.4945% p.a.	02/28	51	168	218
Total Financial Debt				**2,278**	**2,559**	**4,837**
License (5G)	BRL	Selic	12/40	57	926	984
Total Debt Before Lease				**2,336**	**3,485**	**5,821**
Total Lease	BRL	IPCA/IGP-M (12.36% p.a.)*	10/29	1,882	10,484	12,366
Total Debt				**4,218**	**13,969**	**18,187**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	3Q23	2Q23	1Q23	4Q22
R$ million				
Short-Term Debt	2,278	2,171	1,815	1,265
Long-Term Debt	2,559	2,619	3,135	3,705
Total Debt	**4,837**	**4,790**	**4,950**	**4,970**
Cash and Cash Equivalents	(4,446)	(3,339)	(3,881)	(4,739)
Net Derivatives-ex C6	74	70	135	116
Net Debt	**465**	**1,521**	**1,205**	**347**
License (5G)	984	953	924	895
Net Debt AL	**1,449**	**2,475**	**2,129**	**1,242**
Total Lease	12,366	12,865	12,965	12,593
Total Net Debt	13,815	15,339	15,094	13,835
Net Debt AL /Normalized EBITDA AL*	**0.2x**	0.3x	0.3x	0.2x
Net Debt Total/Normalized EBITDA	1.2x	1.4x	1.4x	1.4x

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2024	127	908
2025	259	1,294
2026	779	1,759
2027	779	1,713
After 2027	1,542	8,295
Total Debt	**3,485**	**13,969**

Total Debt (post-hedge) totaled R$18,261 million at the end of the quarter, up by R$42 million over 3Q22. This increase in the annual comparison reflects: (i) a higher financial debt compared to the end of September of the previous year, mainly due to the use of part of a credit line made available by BNDES (Finem) in 4Q22; (ii) a greater impact from the 5G license line, which is pegged to the basic interest rate and will have the installment for 2023 amortized in December; (iii) in contrast to a reduction in total leasing, partially due to the decommissioning process of certain sites acquired from Oi.

Financings (post-hedge) totaled R$4,911 million in the quarter. **The average cost of debt, excluding leases and licenses related to the 5G auction, was 13.7% p.a. (104.3% of the CDI) in the quarter,** lower than the cost of 14.2% p.a. (105.2% of the CDI) in 3Q22, mainly impacted by the reduction in the CDI rate compared to the same period of the previous year.

The Cash and Securities balance totaled R$4,446 million at the end of 3Q23, increasing by R$743 million YoY due to the strong operating cash generation in the period (Normalized EBITDA - Capex was 17.0% higher YoY), even being partially offset with the following disbursements: (i) a judicial deposit of R$670 million related to the price adjustment in the purchase value of Oi's assets (Note 11 of the Financial Statements); (ii) payments of installments related to the acquisition of 5G frequencies (two EACE installments were paid – in October 2022 and April 2023 – and the 5G license for the year of 2022 was paid in December 2022); and (iii) payments of leasing accrued.

The average financial yield was 13.5% p.a. (102.4% of the CDI) in 3Q23, declining by 0.5 p.p. from 3Q22 due to a lower Selic rate in the annual comparison.

OPERATING AND MARKETING PERFORMANCE

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Mobile Customer Base ('000)	**61,254**	**68,796**	**-11.0%**	**61,225**	**0.1%**	**61,254**	**68,796**	**-11.0%**
Prepaid	34,078	39,136	-12.9%	34,639	-1.6%	34,078	39,136	-12.9%
Postpaid	27,176	29,659	-8.4%	26,586	2.2%	27,176	29,659	-8.4%
Human Postpaid	22,198	24,947	-11.0%	21,842	1.6%	22,198	24,947	-11.0%
4G Users Base ('000)	53,891	59,612	-9.6%	54,736	-1.5%	53,891	59,612	-9.6%
5G Users Base ('000)	3,776	865	336.4%	2,477	52.5%	3,776	865	336.4%
Market Share*	**24.3%**	**26.4%**	**-2.1p.p.**	**24.3%**	**-**	**24.3%**	**26.4%**	**-2.1p.p.**
Prepaid	31.8%	33.2%	-1.4p.p.	31.8%	-	31.8%	33.2%	-1.4p.p.
Postpaid	18.7%	20.8%	-2.1p.p.	18.6%	0.1p.p.	18.7%	20.8%	-2.1p.p.
Human Postpaid	21.6%	24.0%	-2.5p.p.	21.5%	0.1p.p.	21.6%	24.0%	-2.5p.p.
TIM UltraFibra Customer Base ('000)	**791**	**708**	**11.6%**	**761**	**3.9%**	**791**	**708**	**11.6%**
FTTH	692	514	34.6%	643	7.7%	692	514	34.6%
FTTC	99	194	-49.2%	118	-16.5%	99	194	-49.2%

* 3Q23 data published by Anatel in August 2023.

MOBILE SEGMENT:

TIM recorded 61.3 million mobile lines in the quarter, down by 11.0% YoY from 3Q22. This drop in the annual comparison was mainly due to the clean-up process of the customer base arriving from Oi, carried out by TIM for the Postpaid and Prepaid segments in 2022. This impact allowed the **Postpaid base to reach 27.2 million lines** (-8.4% YoY), representing 44% of the total mobile base, and the **Prepaid base to reach 34.1 million lines** (-12.9% YoY) in the period.

TIM's Postpaid segment **had 590k net additions in the quarter** and the total Human Postpaid base (ex-M2M) reached 22.2 million lines (-11.0% YoY) – total of 5.0 million M2M lines (+5.6% YoY).

TEST DRIVE TIM

In line with its innovation culture, TIM launched a new, unprecedented, and pioneering initiative in the Brazilian market: consumers across the country can now experience browsing the largest 4G and 5G mobile network in Brazil through a "free trial" period. TIM is offering a "test drive" of its services, with free data packages of 30GB and other benefits for a period of 30 days.

To participate, users only need to have a smartphone with an eSIM card and not have been a TIM customer in the past six months. No portability is required: users will also remain using their current operator's mobile number. Once the eSIM card has been activated, users will have two operating lines on their mobile device and must select TIM as the default data provider to start the free trial period. TIM's UltraFibra clients may also participate, so long as they do not have a mobile operated by TIM. Adhesion is 100% digital through the *Meu TIM* app, in which users must provide basic registration data (CPF, date of birth, e-mail, and telephone number).

This new and disruptive initiative demonstrates, once again, TIM's leading role in the sector, further reinforcing the Company's commitment in offering the best user experience and service quality to its customers.


TESTE E SUPREENDA-SE
COM A MELHOR
QUALIDADE NA MAIOR
REDE MÓVEL DO BRASIL.
30 DIAS GRÁTIS
PARA TESTAR.
TEST DRIVE
TIM
5G
OPENSIGNAL

FIXED SEGMENT:

TIM UltraFibra's customer base reached 791k lines in 3Q23, accelerating its YoY growth pace once again (+11.6%). In the quarter, the net addition to TIM's ultra broadband customer base totaled 29.7k, surpassing more than 3x 3Q22 figures (+218.1% YoY). The transition of customers to the fiber base continues to grow: **the FTTH customer base increased by 34.6% YoY in 3Q23.**

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

(i) **Commercial Partnerships with direct remuneration for the sale of advertising and data intelligence** – The main products used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

MOBILE ADVERTISING AND DATA MONETIZATION

This quarter, TIM's rewards app called "TIM Fun" reached the milestone of 1 million monthly active users. Furthermore, through mobile advertising, TIM has already served more than 160 direct campaigns for more than 60 advertisers throughout 2023, among companies from different sectors and brands.

The Company also signed another agreement with a digital bank with the purpose of providing the bank financial scores based on data from TIM Insights.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with the C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened accounts at the bank and used its services. As remuneration in this contract, TIM receives commission for activated accounts and the option to obtain an equity stake in the bank as certain targets are achieved. The number of shares received for each target achieved varies throughout the contract, with the initial ranges being more advantageous for TIM due to the greater effort needed to make a new digital company take off.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect stake of approximately 1.44% of the share capital of C6 Bank, as result of the achievement, in December 2020, of the 1st level of agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is important to point out that once the option was exercised, TIM started to hold a minority position and without a position of control or significant influence in the management of C6. Additionally, TIM holds stock subscription options, which represent the Company's option to subscribe 4.44% of the

shares of C6's capital on September 30, 2023. Considering what has already been exercised, plus the options, the potential participation of TIM in C6 Bank could reach approximately 5.88%, except for the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the Financial Statements.

DIGITAL CONTENT AND SECURITY SERVICES

In July 2023, TIM launched another new product in partnership with EXA: Ensinah, a teaching and tutoring platform. The product is dedicated to deepening specific teaching topics for elementary and high school students. This service is mostly available to TIM customers in the Controle and Postpaid segments included directly in their plans.

EDUCATION SERVICES

TIM's commercial partnership with Descomplica continues to bring great results, exceeding 300k TIM customers registered on the education platform where products aimed for ENEM, Free Courses, Undergraduate and Postgraduate courses are offered.

HEALTH SERVICES

In 2023, TIM also signed an agreement with the Cartão de Todos group, to offer health services with special conditions for its customer base, including telemedicine services, as well as discounts on medical and dental consultations, medications and exams.

In August 2023, TIM began the pilot operation of this partnership in 2 states in the country. More than 55k TIM customers have already downloaded the Tutti Saúde app, which has individual and family subscription options (up to 3 dependents).

Following the geographic expansion plan, starting in October, this partnership will also reach other states of the federation, with the aim of achieving national coverage in the coming months.

INFRASTRUCTURE

In 2023, TIM reinforced its commitment to offer superior coverages, seeking the constant improvement of its services and quality, ensuring the best user experience for its consumers.

TIM'S 5G NETWORK RECEIVED GLOBAL RECOGNITION

In a new report, released in October, with an overview of the global 5G mobile experience, OpenSignal announced that TIM's 5G network was among the top positions in a global ranking for selected 5G modalities. The data comes from the **5G Global Mobile Network Experience Awards 2023** report, which analyzes the evolution between the first half of 2022 and the first half of 2023, with TIM being part of "Group I", which ranks operators covering geographic areas larger than 200,000km².

In terms of download speed on the 5G network, **TIM recorded an improvement of approximately 547% YoY, reaching a score of 351 Mbps and was included in the "5G Global Leaders" and "5G Global Rising Star" categories.**

Furthermore, TIM was also highlighted for its 5G availability. This was because **OpenSignal observed that TIM's users had the biggest increase in 5G availability in Group I** between 1H22 and 1H23, **increasing by of approximately 560%, the largest growth rate recorded globally among the operators in the group**, granting TIM the **"*5G Global Rising Star*" seal in this modality.**

This new recognition further proves TIM's efforts and dedication in offering the biggest and best mobile network in Brazil.

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
4G Cities	5,500	5,157	6.7%	5,468	0.6%	5,500	5,157	6.7%
of which 700 MHz enabled	4,576	4,368	4.8%	4,556	0.4%	4,576	4,368	4.8%
of which VoLTE enabled	5,409	5,084	6.4%	5,380	0.5%	5,409	5,084	6.4%
Urban Population Coverage (4G)	100%	99%	1.0p.p.	100%	0.1p.p.	100%	99%	1.0p.p.
of which 700 MHz enabled	96%	95%	0.8p.p.	96%	0.2p.p.	96%	95%	0.8p.p.
of which VoLTE enabled	99%	99%	0.9p.p.	99%	0.1p.p.	99%	99%	0.9p.p.
5G Cities	**180**	**22**	**718.2%**	**68**	**164.7%**	**180**	**22**	**718.2%**
4.5G Cities	2,046	1,867	9.6%	2,027	0.9%	2,046	1,867	9.6%
3G Cities	4,157	4,120	0.9%	4,151	0.1%	4,157	4,120	0.9%
Urban Population Coverage (3G)	95%	94%	0.4p.p.	94%	0.2p.p.	95%	94%	0.4p.p.
Biosites	**1,851**	**1,820**	**1.7%**	**1,846**	**0.3%**	**1,851**	**1,820**	**1.7%**
Sky Coverage (# sites)	**1,694**	**1,342**	**26.2%**	**1,639**	**3.4%**	**1,694**	**1,342**	**26.2%**
Massive MIMO (# sites)**	**2,538**	**2,480**	**2.3%**	**2,516**	**0.9%**	**2,538**	**2,480**	**2.3%**
Homes passed*	**10,376**	**5,919**	**75.3%**	**9,193**	**12.9%**	**10,376**	**5,919**	**75.3%**
FTTH	9,380	4,050	131.6%	8,017	17.0%	9,380	4,050	131.6%
FTTC	3,060	3,000	2.0%	3,047	0.4%	3,060	3,000	2.0%
Broadband Coverage Cities	83	40	107.5%	83	-	83	40	107.5%
FTTH	82	39	110.3%	82	-	82	39	110.3%
FTTC	5	5	-	5	-	5	5	-
FTTCity (# cities)	**1,487**	**1,362**	**9.2%**	**1,456**	**2.1%**	**1,487**	**1,362**	**9.2%**

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

3Q23 ESG HIGHLIGHTS

- For the third consecutive year, TIM has been recognized as the most diverse and inclusive operator in the world by the Refinitiv Diversity & Inclusion Index. The index measures the performance of more than 15,000 publicly traded companies in terms of diversity, inclusion and career development. In addition to achieving global leadership in the telecommunications sector, TIM was ranked fourth in the world;
- Listed on the recently launched IDIVERSA B3, TIM was the only operator in the telecommunications sector to be part of the first Brazilian stock exchange index to consider gender and race criteria when selecting the companies that will make up its portfolio. IDIVERSA B3 has 79 assets from 75 companies in ten economic sectors;
- TIM won the silver medal in the Best Company in Diversity, Equity and Inclusion and Best Company in Sustainability Reporting categories of the Corporate ESG Awards 2023, which brings together the best performing publicly traded companies in ESG areas in the world. This global recognition reinforces the company's commitment to building a more transparent, diverse and inclusive environment;
- TIM and the NGO Gerando Falcões, following their partnership to implement the first 5G favela in Brazil, are jointly launching another initiative with the aim of promoting productive inclusion and bringing more technology to Brazil's favelas. Part of the revenue generated by TIM Black plans will be donated to the institution's projects, which impact more than 5,000 communities in 25 states across the country and have a network of 1,100 NGOs;
- In conjunction with the Positive Women project, TIM has entered into a partnership with the Rio de Janeiro Municipal Women's Secretariat to increase the employability of 500,000 women by the end of 2024. The aim is to complement the training provided by the Women of Rio Program, which offers training courses in industry, commerce, entrepreneurship and technology, as well as language training;
- The eighth edition of Academic Working Capital (AWC), Instituto TIM's university entrepreneurship program, selected 20 projects in the call for proposals that ended in August. Among the approved initiatives are an artificial intelligence that improves shrimp farming in tanks, the tokenization of green areas for environmental conservation and a platform that connects animal rescue NGOs with potential adopters. The training will conclude with the presentation of the projects at the Investment Fair, scheduled for April 2024;
- Instituto TIM, in partnership with the NGO One By One, has concluded another semester of the Exponential Education course, a technological education project aimed at children, young people and their families. Throughout the learning journey, students of varying ages had the opportunity to develop entrepreneurial skills using a variety of tools;
- TIM took part in Varanda de Nazaré, an artistic and cultural initiative conceived by singer Fafá de Belém to broaden the national view of Pará's culture. Also part of the program was the Varanda da Amazônia Forum, which had biodiversity as its central theme and COP 30 - which will take place in Belém in 2025 - as its inspiration, with the presence of representatives from the public and private sectors, such as TIM. As well as reinforcing 5G and 4G coverage in the city, TIM also set up a technology lounge at Estação das Docas, with virtual reality glasses that simulated the experience of the faithful in the processions through the streets of Belém during the Círio de Nazaré;

- With the aim of expanding its electronic waste collection program, TIM has signed a partnership with the Brazilian Association for the Recycling of Electronics and Electro-Electronics (ABREE). The operator, which already has collection boxes in more than 170 locations, such as its own stores and administrative buildings, aims with this initiative to expand the collectors to more places, including TIM's resale stores, shopping malls and retail stores. At these locations, disused cell phones and their accessories, chips, phone packaging, batteries and other portable equipment can be disposed;
- TIM ended 3Q23 with 1,851 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation. The project was awarded by the TeleSíntese Innovation Yearbook in the Telecom Service Operators category, competing against 150 other companies;
- As part of the evolution of the Distributed Generation project, TIM ended the 3rd quarter with 94 plants in operation. The project is responsible for supplying the network using renewable energy plants leased from partners. The company expects to have 100 units powering its operations in different states by the end of 2023, with a predominance of solar plants;
- TIM was the winner in the Technology and Telecommunications category of Exame's Best and Biggest. The award, which reached its 50th edition in 2023, recognizes the initiatives of Brazil's leading companies in their various sectors of activity. For the second year running, the company also won first place in the Conarec Award, in the Telecommunications sector, and in the Valor 1,000 Award, in the IT&Telecom category;
- With two success stories in the area of customer service, TIM received the Customer Smart 2023 Award for its strategy in handling requests and for reducing complaints on the Reclame Aqui website, as well as enhancing the experience of strategic customers.

To access the ESG quarterly report, please go to: ESG Quarterly Report

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter ("3Q23") and the first nine months of 2023 ("9M23"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.



ATTACHMENT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ
R$ million					
ASSETS	55,973	54,688	2.3%	55,707	0.5%
CURRENT ASSETS	10,837	9,341	16.0%	9,281	16.8%
Cash and cash equivalents	3,609	2,296	57.2%	3,067	17.7%
Marketable securities	837	1,407	-40.5%	272	208.3%
Trade accounts receivable	3,581	3,372	6.2%	3,568	0.4%
Inventories	415	278	49.4%	374	10.9%
Recoverable income and social contribution taxes	626	83	657.7%	167	276.0%
Recoverable taxes, fees and contributions	776	963	-19.4%	749	3.6%
Prepaid expenses	365	510	-28.4%	481	-24.0%
Derivative financial instruments	244	168	45.1%	266	-8.3%
Leases	30	32	-6.3%	29	2.2%
Other assets	354	233	51.9%	309	14.5%
NONCURRENT	**45,136**	**45,347**	**-0.5%**	**46,426**	-2.8%
Noncurrent assets	**5,263**	**4,733**	**11.2%**	**5,792**	-9.1%
Marketable securities	14	12	17.4%	13	2.4%
Accounts receivable	232	234	-0.8%	236	-1.9%
Recoverable taxes, fees and contributions	946	863	9.6%	1,005	-5.9%
Recoverable income and social contribution taxes	207	781	-73.5%	835	-75.2%
Deferred income and social contribution taxes	1,389	1,090	27.4%	1,287	7.9%
Judicial deposits	1,444	685	111.0%	1,422	1.6%
Other financial assets	165	-	n.a.	163	1.2%
Prepaid expenses	102	86	19.0%	89	13.7%
Derivative financial instruments	515	701	-26.5%	499	3.1%
Leases	210	214	-1.9%	208	1.1%
Other assets	39	68	-42.2%	34	14.8%
Permanent Assets	**39,873**	**40,614**	**-1.8%**	**40,634**	-1.9%
Investment	1,474	1,563	-5.7%	1,498	-1.7%
Property, plant and equipment	22,626	23,102	-2.1%	23,085	-2.0%
Intangible assets	15,773	15,949	-1.1%	16,050	-1.7%
LIABILITIES	**55,973**	**54,688**	**2.3%**	**55,707**	0.5%
CURRENT LIABILITIES	**13,719**	**10,326**	**32.9%**	**13,261**	3.5%
Loans and financing	2,278	159	1333.3%	2,171	5.0%
Derivative financial instruments	330	389	-15.1%	353	-6.5%
Lease liabilities	1,912	1,842	3.8%	2,106	-9.2%
Suppliers	3,854	4,147	-7.1%	3,651	5.6%
Payroll and related charges	379	320	18.4%	346	9.4%
Taxes, fees and contributions payable	2,769	2,045	35.5%	2,588	7.0%
Income tax and social contribution payable	76	9	n.a.	47	61.6%
Dividends and interest on shareholders' equity payable	454	478	-5.0%	334	35.8%
Authorizations payable	519	511	1.4%	511	1.6%
Deferred revenues	264	296	-10.8%	269	-1.8%
Other contractual obligations	748	-	n.a.	748	-
Other liabilities	136	130	4.4%	137	-0.7%
NON CURRENT LIABILITIES	**16,680**	**19,066**	**-12.5%**	**17,118**	-2.6%
Loans and financing	2,559	4,622	-44.6%	2,619	-2.3%
Derivative financial instruments	-	31	n.a.	-	n.a.
Lease liabilities	10,694	10,791	-0.9%	10,995	-2.7%
Authorizations to pay	1,118	1,267	-11.7%	1,089	2.6%
Income tax and social contribution payable	-	-	n.a.	-	n.a.
Taxes, fees and contributions payable	11	14	-20.5%	12	-6.0%
Provision for legal and administrative proceedings	1,344	1,063	26.4%	1,289	4.3%
Pension plan and other postemployment benefits	6	6	-10.3%	6	-
Deferred revenues	627	647	-3.2%	638	-1.8%
Other liabilities	322	623	-48.4%	470	-31.6%
SHAREHOLDERS' EQUITY	**25,574**	25,296	1.1%	**25,327**	1.0%
Capital	13,478	13,478	-	13,478	-
Capital reserves	378	400	-5.4%	419	-9.8%
Income reserves	10,915	11,237	-2.9%	10,915	-
Equity valuation adjustments	(4)	(4)	-10.3%	(4)	-
Treasury stocks	(3)	(2)	80.1%	(0.2)	1735.7%
Net Income for the period	810	188	331.8%	519	56.1%

ATTACHMENT 2 – TIM S.A.
Income Statement

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Net Revenues	6,055	5,611	7.9%	5,863	3.3%	17,559	15,706	11.8%
Services Revenues	5,875	5,465	7.5%	5,695	3.1%	17,036	15,250	11.7%
Mobile Service	5,550	5,154	7.7%	5,372	3.3%	16,074	14,339	12.1%
Client Generated	5,144	4,746	8.4%	4,978	3.3%	14,943	13,133	13.8%
Interconnection	105	116	-9.0%	108	-2.6%	324	337	-3.8%
Customer Platform	54	50	9.3%	36	48.9%	122	137	-11.0%
Others	246	243	1.2%	250	-1.5%	684	732	-6.6%
Fixed Service	**325**	**311**	**4.5%**	**323**	**0.6%**	**962**	**911**	**5.6%**
of which TIM UltraFibra	221	201	9.7%	217	1.7%	647	590	9.7%
Products Revenues	**181**	**146**	**23.5%**	**168**	**7.6%**	**522**	**456**	**14.5%**
Operating Expenses	**(3,056)**	**(2,953)**	**3.5%**	**(2,967)**	**3.0%**	**(9,088)**	**(8,510)**	**6.8%**
EBITDA	**2,999**	**2,658**	**12.8%**	**2,896**	**3.5%**	**8,471**	**7,197**	**17.7%**
EBITDA Margin	49.5%	47.4%	2.1p.p.	49.4%	0.1p.p.	48.2%	45.8%	2.4p.p.
Depreciation & Amortization	**(1,755)**	**(1,880)**	**-6.6%**	**(1,835)**	**-4.3%**	**(5,367)**	**(4,969)**	**8.0%**
Depreciation	(1,277)	(1,394)	-8.4%	(1,364)	-6.4%	(3,934)	(3,607)	9.1%
Amortization	(478)	(487)	-1.7%	(471)	1.6%	(1,433)	(1,362)	5.2%
Equity in earnings	**(25)**	**(16)**	**52.0%**	**(23)**	**7.2%**	**(66)**	**(39)**	**70.3%**
EBIT	**1,219**	**762**	**60.0%**	**1,039**	**17.3%**	**3,037**	**2,189**	**38.7%**
EBIT Margin	20.1%	13.6%	6.6p.p.	17.7%	2.4p.p.	17.3%	13.9%	3.4p.p.
Net Financial Results	**(406)**	**(402)**	**1.1%**	**(426)**	**-4.6%**	**(1,055)**	**(1,089)**	**-3.1%**
Financial expenses	(674)	(667)	1.1%	(741)	-9.1%	(2,011)	(2,091)	-3.8%
Financial income	262	260	0.7%	316	-17.3%	953	992	-3.9%
Net exchange variation	6	5	17.7%	(1)	n.a.	3	10	-73.8%
Income before taxes	**813**	**360**	**125.8%**	**613**	**32.5%**	**1,982**	**1,100**	**80.1%**
Income tax and social contribution	(97)	88	n.a.	13	n.a.	(227)	33	n.a.
Net Income	**716**	**448**	**59.9%**	**626**	**14.3%**	**1,755**	**1,133**	**55.0%**

NORMALIZED*

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Net Revenues	6,055	5,611	7.9%	5,863	3.3%	17,600	15,706	12.1%
Services Revenues	5,875	5,465	7.5%	5,695	3.1%	17,077	15,250	12.0%
Mobile Service	5,550	5,154	7.7%	5,372	3.3%	16,115	14,339	12.4%
Client Generated	5,144	4,746	8.4%	4,978	3.3%	14,943	13,133	13.8%
Interconnection	105	116	-9.0%	108	-2.6%	324	337	-3.8%
Customer Platform	54	50	9.3%	36	48.9%	122	137	-11.0%
Others	246	243	1.2%	250	-1.5%	725	732	-1.0%
Fixed Service	**325**	**311**	**4.5%**	**323**	**0.6%**	**962**	**911**	**5.6%**
of which TIM UltraFibra	221	201	9.7%	217	1.7%	647	590	9.7%
Products Revenues	**181**	**146**	**23.5%**	**168**	**7.6%**	**522**	**456**	**14.5%**
Operating Expenses	**(3,045)**	**(2,914)**	**4.5%**	**(2,949)**	**3.2%**	**(9,063)**	**(8,400)**	**7.9%**
Personnel	(340)	(312)	8.9%	(337)	0.9%	(1,012)	(910)	11.2%
Commercial	(970)	(1,053)	-7.9%	(933)	3.9%	(2,936)	(2,902)	1.2%
Network & Interconnection	(1,008)	(891)	13.0%	(1,016)	-0.8%	(2,990)	(2,727)	9.6%
General & Administrative	(215)	(223)	-3.3%	(201)	7.2%	(661)	(608)	8.7%
Cost Of Goods Sold (COGS)	(254)	(200)	27.1%	(238)	6.8%	(723)	(607)	19.1%
Bad Debt	(161)	(173)	-6.8%	(146)	10.5%	(467)	(470)	-0.7%
Other operational revenues (expenses)	(96)	(61)	56.8%	(78)	23.6%	(273)	(176)	55.6%
EBITDA	**3,011**	**2,697**	**11.6%**	**2,914**	**3.3%**	**8,536**	**7,306**	**16.8%**
EBITDA Margin	49.7%	48.1%	1.7p.p.	49.7%	-	48.5%	46.5%	2.0p.p.
Net Financial Results	(406)	(402)	1.1%	(426)	-4.6%	(1,055)	(1,089)	-3.1%
Income tax and social contribution	(100)	75	n.a.	8	n.a.	(249)	(5)	5330.9%
Net Income	724	473	53.0%	638	13.4%	1,798	1,205	49.3%
Total Normalized Items	(8)	(25)	-69.9%	(11)	-33.2%	(43)	(72)	-39.9%

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).

ATTACHMENT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
R$ million								
Initial Cash Balance	**3,067**	**1,199**	**155.9%**	**3,555**	**-13.7%**	**2,549**	**5,229**	**-51.3%**
Earnings Before Taxes Normalized*	824	398	106.8%	630	30.7%	2,047	1,209	69.3%
Non recurring operating items	(12)	(39)	-69.9%	(17)	-33.2%	(66)	(109)	-39.9%
Depreciation & Amortization	1,755	1,880	-6.6%	1,835	-4.3%	5,367	4,969	8.0%
Equity in earnings	25	16	51.9%	23	7.2%	66	39	70.3%
Residual value of property, plant and equipment and intangible written off	9	(37)	n.a.	90	-89.7%	89	(90)	n.a.
Interest on asset retirement obligation	18	6	198.8%	10	80.8%	33	11	194.0%
Provision for legal and administrative proceedings	86	63	35.5%	75	14.8%	259	184	40.6%
Monetary adjustments to deposits, administrative and legal proceedings	58	7	701.6%	18	228.7%	164	87	89.1%
Interest, monetary and exchange variations of borrowings and other financial adjustments	434	174	150.0%	(147)	n.a.	436	614	-28.9%
Yield from securities	(16)	(41)	-61.9%	(10)	53.6%	(42)	(202)	-79.3%
Lease interest payable	218	367	-40.7%	341	-36.1%	730	957	-23.7%
Lease interest receivable	(7)	(7)	-1.1%	(7)	2.1%	(21)	(21)	-0.2%
Provision for expected credit losses	161	173	-6.8%	146	10.5%	467	470	-0.7%
Long-term incentive plans	(41)	(32)	30.3%	5	n.a.	(30)	(2)	1358.0%
Decrease (increase) in operating assets	**(2)**	**504**	**n.a.**	**(347)**	**-99.3%**	**(943)**	**241**	**n.a.**
Trade accounts receivable	(152)	(39)	288.9%	(317)	-52.0%	(602)	(421)	43.0%
Taxes and contributions recoverable	136	218	-37.8%	(107)	n.a.	30	797	-96.3%
Inventory	(41)	2	n.a.	(73)	-44.1%	(179)	(75)	137.7%
Prepaid expenses	103	263	-60.7%	137	-24.7%	(108)	(72)	49.2%
Judicial deposit	1	23	-96.3%	24	-96.4%	16	59	-73.2%
Other current assets	(49)	37	n.a.	(11)	356.9%	(98)	(46)	114.8%
Increase (decrease) in operating liabilities	**4**	**(2)**	**n.a.**	**(438)**	**n.a.**	**(759)**	**(2,633)**	**-71.2%**
Payroll and related charges	32	35	-6.6%	(73)	n.a.	35	17	111.0%
Suppliers	194	161	21.1%	(210)	n.a.	(398)	(84)	373.6%
Taxes, charges and contributions	110	(168)	n.a.	179	-38.8%	437	(50)	n.a.
Authorizations payable	6	18	-67.5%	(121)	n.a.	(99)	(2,244)	-95.6%
Payments for legal and administrative proceedings	(113)	(83)	35.7%	(115)	-1.6%	(274)	(194)	41.5%
Deferred revenues	(16)	(17)	-3.8%	(14)	14.3%	(42)	(39)	8.2%
Other current liabilities	(209)	53	n.a.	(103)	103.2%	(418)	(39)	965.8%
Income tax and social contribution paid	(31)	-	n.a.	(58)	-47.1%	(228)	-	n.a.
Net Cash (used in) from operations	**3,484**	**3,431**	**1.5%**	**2,128**	**63.7%**	**7,572**	**5,725**	**32.3%**
Capex	(998)	(978)	2.1%	(926)	7.8%	(3,212)	(3,355)	-4.3%
Redemption of marketable securities	9	591	-98.6%	69	-87.6%	2,357	7,796	-69.8%
Investment on marketable securities	(559)	(869)	-35.7%	(5)	11078.0%	(963)	(4,433)	-78.3%
Cash from the acquisition of Cozani	-	(193)	n.a.	-	n.a.	-	-	n.a.
Consideration for the acquisition of Cozani	-	193	n.a.	-	n.a.	-	(6,217)	n.a.
Others	4	6	-33.7%	9	-54.4%	20	(3)	n.a.
Net cash used in investment activities	**(1,544)**	**(1,250)**	**23.6%**	**(853)**	**81.1%**	**(1,798)**	**(6,212)**	**-71.1%**
New loans	-	-	n.a.	-	n.a.	-	1,249	n.a.
Amortization of loans	(45)	(14)	214.0%	(89)	-49.8%	(178)	(502)	-64.6%
Interest paid - Loans	(27)	(23)	20.0%	(78)	-65.3%	(135)	(93)	44.1%
Payment of lease liability	(461)	(471)	-2.1%	(461)	-	(1,377)	(1,168)	17.9%
Interest paid on lease liabilities	(361)	(336)	7.7%	(356)	1.5%	(1,068)	(901)	18.5%
Derivative financial instruments	(215)	(3)	6087.1%	37	n.a.	(196)	(100)	97.3%
Dividends and interest on shareholder's equity paid	(286)	(266)	7.3%	(816)	-65.0%	(1,756)	(933)	88.2%
Others	(3)	28	n.a.	-	n.a.	(3)	3	n.a.
Net cash used in financing activities	**(1,398)**	**(1,083)**	**28.9%**	**(1,763)**	**-20.7%**	**(4,713)**	**(2,445)**	**92.7%**
Cash Flow	**342**	**1,097**	**-30.6%**	**(488)**	**n.a.**	**1,060**	**(2,933)**	**n.a.**
Final Cash Balance	**3,609**	**2,296**	**57.2%**	**3,067**	**17.7%**	**3,609**	**2,296**	**57.2%**

* EBT normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22).

ATTACHMENT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	3Q23	3Q22	% YoY	2Q23	% QoQ	9M23	9M22	% YoY
Mobile Customer Base ('000)	61,254	68,796	-11.0%	61,225	0.1%	61,254	68,796	-11.0%
Prepaid	34,078	39,136	-12.9%	34,639	-1.6%	34,078	39,136	-12.9%
Postpaid	27,176	29,659	-8.4%	26,586	2.2%	27,176	29,659	-8.4%
Postpaid (ex-M2M)	22,198	24,947	-11.0%	21,842	1.6%	22,198	24,947	-11.0%
4G Users Base ('000)	53,891	59,612	-9.6%	54,736	-1.5%	53,891	59,612	-9.6%
5G Users Base ('000)	3,776	865	336.4%	2,477	52.5%	3,776	865	336.4%
Market Share*	24.3%	26.4%	-2.1p.p.	24.3%	-	24.3%	26.4%	-2.1p.p.
Prepaid	31.8%	33.2%	-1.4p.p.	31.8%	-	31.8%	33.2%	-1.4p.p.
Postpaid	18.7%	20.8%	-2.1p.p.	18.6%	0.1p.p.	18.7%	20.8%	-2.1p.p.
Postpaid (ex-M2M)	21.6%	24.0%	-2.5p.p.	21.5%	0.1p.p.	21.6%	24.0%	-2.5p.p.
Monthly Churn (%)	3.0%	3.8%	-0.7p.p.	3.1%	-0.1p.p.	3.2%	3.5%	-0.3p.p.
Reported Mobile ARPU (R$)	30.2	24.9	21.1%	29.2	3.5%	29.0	25.9	11.8%
Normalized Mobile ARPU (R$)	30.2	24.9	21.1%	29.2	3.5%	29.1	25.9	12.1%
Prepaid	15.0	12.8	17.1%	14.3	4.7%	14.4	12.8	12.0%
Postpaid	43.7	36.0	21.4%	43.1	1.5%	42.4	37.2	14.0%
Postpaid (ex-M2M)	52.9	42.4	24.7%	51.8	2.0%	50.9	44.1	15.3%
TIM UltraFibra Customer Base ('000)	791	708	11.6%	761	3.9%	791	708	11.6%
FTTH	692	514	34.6%	643	7.7%	692	514	34.6%
FTTC	99	194	-49.2%	118	-16.5%	99	194	-49.2%
TIM UltraFibra Net Additions ('000)	30	9	218.1%	29	3.8%	75	24	214.8%
TIM UltraFibra ARPU (R$)	93.5	92.8	0.8%	94.8	-1.4%	93.8	91.9	2.0%
Handsets Sold ('000)	146	147	-0.6%	135	7.9%	426	453	-6.0%
Headcount	9,253	9,675	-4.4%	9,281	-0.3%	9,253	9,675	-4.4%

* 3Q23 data published by Anatel in August 2023.